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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                  MARCH 8, 2004

COMMISSION FILE NUMBER: 000-30684

                             BOOKHAM TECHNOLOGY PLC
             (Exact name of registrant as specified in its charter)

                                 90 Milton Park
                          Abingdon, Oxfordshire OX1 4RY
                                     England
                    (Address of principal executive offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                           Form 20-F /X/ Form 40-F / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): / /

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): / /

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes / / No /X/

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

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     On March 8, 2004, Bookham Technology plc (the "Registrant") issued a press release announcing the closing of the Registrant's acquisition of New Focus, Inc. pursuant to an Agreement and Plan of Merger entered into on September 21, 2003, as amended. A copy of the press release is attached hereto as Exhibit 99.1 and a copy of the Agreement and Plan of Merger as amended is attached hereto as
Exhibit 2.1.

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
EXHIBITS
--------
2.1       Agreement and Plan of Merger by and among Bookham Technology plc,
          Budapest Acquisition Corp. and New Focus, Inc. dated September 21,
          2003, as amended.

99.1      Press Release issued on March 8, 2004.

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     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                           BOOKHAM TECHNOLOGY PLC

Date:  March 8, 2004               By: /s/ Giorgio Anania
                                       ---------------------------------
                                           Name:  Giorgio Anania
                                           Title: Chief Executive Officer and
                                                  President

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                             BOOKHAM TECHNOLOGY PLC

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                                DESCRIPTION
--------  ----------------------------------------------------------------------
2.1       Agreement and Plan of Merger by and among Bookham Technology plc,
          Budapest Acquisition Corp. and New Focus, Inc. dated September 21,
          2003, as amended.

99.1      Press Release issued on March 8, 2004.

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